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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                AMENDMENT NO. 29
                                       TO
                                 SCHEDULE 14D-9
               (WITH RESPECT TO THE TENDER OFFER BY VIACOM INC.)
                            ------------------------
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                         PARAMOUNT COMMUNICATIONS INC.
                           (NAME OF SUBJECT COMPANY)
                         PARAMOUNT COMMUNICATIONS INC.
                       (NAME OF PERSON FILING STATEMENT)
                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
             INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------
                                  699216 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------
                              DONALD ORESMAN, ESQ.
                         PARAMOUNT COMMUNICATIONS INC.
                               15 COLUMBUS CIRCLE
                         NEW YORK, NEW YORK 10023-7780
                                 (212) 373-8000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF
                        OF THE PERSON FILING STATEMENT)
                            ------------------------

                                    COPY TO:
                             JOEL S. HOFFMAN, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 455-2000

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     This Amendment No. 29 supplements and amends to the extent indicated herein the Solicitation/Recommendation Statement on Schedule 14D-9 of Paramount Communications Inc., as amended and restated on October 27, 1993 (as supplemented and amended through the date hereof, the "Schedule 14D-9"), initially filed with the Securities and Exchange Commission on October 25, 1993, with respect to the Revised Viacom Offer (as described therein). Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     The response to Item 8 is hereby supplemented and amended as follows:

          On January 24, 1994, Wachtell, Lipton, Rosen & Katz delivered a letter to Paramount, a copy of which is filed as Exhibit No. 90 to the
     Schedule 14D-9 and is incorporated herein by reference. On January 24, 1994, Paramount delivered a response letter to Wachtell, Lipton, Rosen
     & Katz, a copy of which is filed as Exhibit No. 91 to the Schedule 14D-9 and is incorporated herein by reference.

          On January 25, 1994, Shearman & Sterling delivered a letter to Paramount, a copy of which is filed as Exhibit No. 92 to the Schedule 14D-9 and is incorporated herein by reference. On January 25, 1994, Paramount delivered a response letter to Shearman & Sterling, a copy of which is filed as Exhibit No. 93 to the Schedule 14D-9 and is incorporated herein by reference.

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ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

     The response to Item 9 is hereby supplemented and amended to add the following:

        Exhibit 90  -  Letter from Wachtell, Lipton, Rosen & Katz to
                       Paramount dated January 24, 1994.

        Exhibit 91  -  Letter from Paramount to Wachtell, Lipton, Rosen
                       & Katz dated January 24, 1994.

        Exhibit 92  -  Letter from Shearman & Sterling to Paramount dated
                       January 25, 1994.

        Exhibit 93  -  Letter from Paramount to Shearman & Sterling dated
                       January 25, 1994.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          PARAMOUNT COMMUNICATIONS INC.

                                          By        DONALD ORESMAN
                                             ..................................
                                             Name:  Donald Oresman
                                             Title: Executive Vice President

Dated: January 25, 1994

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                                 EXHIBIT INDEX


EXHIBIT                          DESCRIPTION                           PAGE NO.
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     1*  Pages 5, 6 and 10-20 of Paramount's Proxy Statement dated
         January 29, 1993 for its 1993 Annual Meeting of
         Stockholders.
     2* Employment Agreement with Robert Greenberg, a senior vice president of Paramount, dated as of April 5, 1993.
     3* Amended and Restated Agreement and Plan of Merger, dated as of October 24, 1993, between Paramount and Viacom.
     4* Stock Option Agreement, dated as of September 12, 1993, as amended on October 24, 1993, between Paramount and Viacom.
     5* Voting Agreement, dated as of September 12, 1993, as amended on October 24, 1993, between Paramount and Amusements.
     6*  Press Release issued on October 24, 1993.
     7*  Letter to Stockholders of Paramount dated October 25, 1993.
     8*  Press Release issued on November 6, 1993.
     9* Letter to Stockholders of Paramount dated November 8, 1993 with respect to the Viacom Offer.
    10*  Amendment No. 1, dated as of November 6, 1993, to the
         Amended and Restated Agreement and Plan of Merger, dated as of October 24, 1993, between Paramount and Viacom.
    11* Letter to Stockholders of Paramount dated November 8, 1993 with respect to the QVC Offer.
    12*  Press Release issued by Viacom on November 12, 1993.
    13*  Press Release issued on November 15, 1993.
    14* Letter to Stockholders of Paramount dated November 16, 1993 with respect to the QVC Offer.
    15*  Press Release issued by Viacom on November 19, 1993.
    16*  Press Release issued by QVC on November 20, 1993.
    17*  Press Release issued by Viacom on November 22, 1993.
    18*  Press Release issued by QVC on November 22, 1993.
    19*  Press Release issued by Viacom on November 23, 1993.
    20*  Press Release issued by QVC on November 23, 1993.
    21*  Press Release issued by Viacom on November 24, 1993.
    22*  Press Release issued by QVC on November 24, 1993.
    23*  Memorandum Opinion in QVC Network, Inc. v. Paramount
         Communications Inc., et al., Civ. Action No. 13208 (Del. Ch.
         November 24, 1993).
    24*  Preliminary Injunction Order in QVC Network, Inc. v.
         Paramount Communications Inc., et al., Civ. Action No. 13208
         (Del. Ch. November 24, 1993).
    25*  Press Release issued by Paramount on November 24, 1993.
    26*  Press Release issued by Viacom on November 24, 1993.
    27*  Press Release issued by Viacom on November 26, 1993.
    28*  Press Release issued by Viacom on November 29, 1993.
    29*  Order of the Delaware Supreme Court dated November 29, 1993.
    30*  Press Release issued by QVC on December 1, 1993.
    31* Revised Memorandum Opinion in QVC Network, Inc. v. Paramount Communications Inc., et al., Civ. Action No. 13208 (Del. Ch.
         November 24, 1993).


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*Previously filed.

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EXHIBIT                          DESCRIPTION                           PAGE NO.
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    32*  Press Release issued by Viacom on December 9, 1993.
    33*  Press Release issued by Paramount on December 9, 1993.
    34*  Press Release issued by QVC on December 10, 1993.
    35*  Order in Paramount Communications Inc., et al. v. QVC
         Network, Inc., Civ. Action No. 13208 (Del. December 9,
         1993).
    36*  Press Release issued by QVC on December 9, 1993.
    37*  Letter from Richards, Layton & Finger to Vice Chancellor
         Jack B. Jacobs of the Delaware Court of Chancery dated
         December 10, 1993.
    38*  Bidding Procedures of Paramount dated December 14, 1993.
    39*  Press Release issued by Paramount on December 14, 1993.
    40* Letter to Stockholders of Paramount dated December 14, 1993 with respect to the Viacom Offer and the QVC Offer.
    41*  Press Release issued by Viacom on December 14, 1993.
    42*  Press Release issued by QVC on December 14, 1993.
    43*  Letter from Wachtell, Lipton, Rosen & Katz to Lazard dated
         December 14, 1993.
    44*  Letter from Simpson Thacher & Bartlett to Wachtell, Lipton,
         Rosen & Katz dated December 15, 1993.
    45*  Press Release issued by Paramount on December 15, 1993.
    46*  Press Release issued by QVC on December 16, 1993.
    47*  Letter from the Delaware Chancery Court to Young, Conaway,
         Stargatt & Taylor; Richards, Layton & Finger; Morris &
         Morris; and Morris, Nichols, Arsht & Tunnell dated December
         14, 1993.
    48*  Revised pages to the Memorandum Opinion in QVC Network, Inc.
         v. Paramount Communications Inc., et al., Civ. Action No.
         13208 (Del. Ch. November 24, 1993).
    49*  Letter from Shearman & Sterling to Lazard dated December 15,
         1993.
    50*  Letter from Simpson Thacher & Bartlett to Shearman &
         Sterling dated December 16, 1993.
    51*  Letter from Simpson Thacher & Bartlett to Wachtell, Lipton,
         Rosen & Katz dated December 17, 1993.
    52*  Press Release issued by Paramount on December 20, 1993.
    53*  Press Release issued by Paramount on December 22, 1993.
    54*  Press Release issued by QVC on December 22, 1993.
    55*  Notice of Termination dated December 22, 1993 delivered by
         Paramount to Viacom.
    56*  Exemption Agreement, dated as of December 22, 1993, between
         Viacom and Paramount.
    57* Letter to Stockholders of Paramount dated December 23, 1993 with respect to the Revised QVC Offer and the Viacom Offer.
    58*  Opinion of Lazard dated December 21, 1993.
    59* Agreement and Plan of Merger, dated as of December 22, 1993, between Paramount and QVC.
    60*  Voting Agreement dated December 22, 1993 among BellSouth
         Corporation, Comcast Corporation, Cox Enterprises, Inc.,
         Advance Publications, Inc. and Arrow Investments, L.P.
    61* First Amendment, dated as of December 27, 1993, to Agreement and Plan of Merger, dated as of December 22, 1993, between Paramount and QVC.


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*Previously filed.

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EXHIBIT                          DESCRIPTION                           PAGE NO.
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    62*  Press Release issued by Viacom on January 7, 1994.
    63*  Press Release issued by Viacom on January 9, 1994.
    64*  Press Release issued by Paramount on January 7, 1994.
    65*  Press Release issued by QVC on January 7, 1994.
    66*  Press Release issued by QVC on January 10, 1994.
    67*  Letter from Wachtell, Lipton, Rosen & Katz to the Paramount
         Board dated January 11, 1994.
    68*  Letter from Shearman & Sterling to the Paramount Board dated
         January 12, 1994.
    69*  Letter from Paramount to Wachtell, Lipton, Rosen & Katz dated January 13, 1994.
    70*  Press Release issued by Paramount on January 12, 1994.
    71*  Letter from Simpson Thacher & Bartlett to Sherman & Sterling and Wachtell, Lipton, Rosen & Katz dated January 13, 1994.
    72*  Letter to Stockholders of Paramount dated January 13, 1994 with respect to the Current QVC Offer and the Revised Viacom
         Offer.
    73*  Opinion of Lazard dated January 12, 1994.
    74*  Letter from Wachtell, Lipton, Rosen & Katz to Simpson
         Thacher & Bartlett dated January 14, 1994.
    75*  Letter from Simpson Thacher & Bartlett to Wachtell, Lipton,
         Rosen & Katz dated January 18, 1994.
    76*  Letter from the Commission to Simpson Thacher & Bartlett dated January 15, 1994.
    77*  Press Release issued by Viacom on January 18, 1994.
    78*  Press Release issued by Paramount on January 18, 1994.
    79*  Press Release issued by QVC on January 19, 1994.
    80*   Agreement and Plan of Merger, dated as of January 21, 1994, between Paramount and Viacom.
    81*   Voting Agreement, dated as of January 21, 1994, between
         Paramount and Amusements.
    82*  Press Release issued by Paramount on January 21, 1994.
    83* Letter to Stockholders of Paramount dated January 24, 1994 with respect to the Current QVC Offer and the Revised Viacom
         Offer.
    84*  Opinion of Lazard dated January 21, 1994.
    85*  Notice of Termination dated January 21, 1994 delivered by
         Paramount to QVC.
    86*  Exemption Agreement, dated as of January 21, 1994, between
         QVC and Paramount.
    87*  Letter from Viacom to Paramount dated January 19, 1994.
    88* Letter from Wachtell, Lipton, Rosen & Katz to Paramount dated January 20, 1994.
    89*  Letter from Shearman & Sterling to Paramount dated January
         21, 1994.
    90 Letter from Wachtell, Lipton, Rosen & Katz to Paramount dated January 24, 1994.
    91 Letter from Paramount to Wachtell, Lipton, Rosen & Katz dated January 24, 1994.


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*Previously filed.

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EXHIBIT                          DESCRIPTION                           PAGE NO.
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    92   Letter from Shearman & Sterling to Paramount dated January
         25, 1994.
    93   Letter from Paramount to Shearman & Sterling dated January
         25, 1994.